UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IHS INC.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

451734107
(CUSIP Number)

December 31, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) URPASIS INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,911,391
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 18,911,391
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,911,391
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 42.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) URVANOS INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CYPRUS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,708,859
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 14,708,859
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,708,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TBG HOLDINGS NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS ANTILLES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,620,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,620,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) THYSSEN BORNEMISZA CONTINUITY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,620,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,620,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) THYBO TRUSTEES LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,620,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,620,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TORNABUONI LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION GUERNSEY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 33,620,250
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 33,620,250
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) GEORG HEINRICH THYSSEN-BORNEMISZA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,620,250
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,620,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CLAUS HIPP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,620,250
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,620,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DONALD S. PERKINS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,620,250
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,620,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 451734107	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HANS PETER SCHAER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ NOT APPLICABLE
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION SWITZERLAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,620,250
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,620,250
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,620,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.4%
12	TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer

     IHS Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

     15 Inverness Way East
       Englewood CO  80112

Item 2(a). Name of Person Filing

     (a) Urpasis Investments Limited, a Cyprus company and a wholly-owned subsidiary of TBG Holdings NV.

     (b) Urvanos Investments Limited, a Cyprus company and a wholly-owned subsidiary of TBG Holdings NV.

     (c) TBG Holdings NV, a Netherlands Antilles company which is indirectly wholly owned by the Thyssen Bornemisza Continuity Trust.

     (d) Thyssen Bornemisza Continuity Trust, a Bermuda trust which is controlled by Thybo Trustees Limited and Tornabuoni Limited.

     (e) Thybo Trustees Limited, a Bermuda company.

     (f) Tornabuoni Limited, a Guernsey company.

     (g) Georg Heinrich Thyssen-Bornemisza, an individual and a director of Tornabuoni Limited.

     (h) Claus Hipp, an individual and a director of Tornabuoni Limited.

     (i) Donald S. Perkins, an individual and a director of Tornabuoni Limited.

     (j) Hans Peter Schaer, an individual and a director of Tornabuoni Limited.

Item 2(b). Address of Principal Business Office or, if None, Residence

     c/o IHS Inc.
            15 Inverness Way East
            Englewood CO  80112

Item 2(c). Citizenship

     Incorporated by reference to Item 4 of the cover page pertaining to each reporting person.

Item 2(d). Title of Class of Securities

     Class A common stock, par value $0.01 per share (the “Class A Common Stock”).

Item 2(e). CUSIP Number

     451734107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4. Ownership

     Incorporated by reference to items (5) – (9) and (11) of the cover page pertaining to each reporting person.

     (a) Urpasis Investments Limited is filing solely in its capacity as the record owner of 18,911,391 shares of Class A Common Stock.

     (b) Urvanos Investments Limited is filing solely in its capacity as the record owner of 958,859 shares of Class A Common Stock and 13,750,000 shares of Class B common stock, par value $0.01 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”), each such share of Class B Common Stock convertible into one share of Class A Common Stock, for a total of 14,708,859 shares of Common Stock.

     (c) TBG Holdings NV is filing solely in its capacity as the parent of Urpasis Investments Limited and Urvanos Investments Limited, which are the record owners of an aggregate of 33,620,250 shares of Common Stock.

     (d) Thyssen Bornemisza Continuity Trust is filing solely in its capacity as the indirect parent of TBG Holdings NV.

     (e) Thybo Trustees Limited is filing solely in its capacity as a trustee and controlling person of Thyssen Bornemisza Continuity Trust.

     (f) Tornabuoni Limited is filing solely in its capacity as a controlling person of Thyssen Bornemisza Continuity Trust.

     (g) Georg Heinrich Thyssen-Bornemisza is filing solely in his capacity as a director of Tornabuoni Limited. The board of directors of Tornabuoni Limited may only act by unanimous vote. Mr. Thyssen-Bornemisza, a beneficiary of the Thyssen Bornemisza Continuity Trust, disclaims beneficial ownership of the Common Stock except to the extent of his interest in the Thyssen Bornemisza Continuity Trust.

     (h) Claus Hipp is filing solely in his capacity as a director of Tornabuoni Limited. The board of directors of Tornabuoni Limited may only act by unanimous vote. Mr. Hipp disclaims beneficial ownership of the Common Stock.

     (i) Donald S. Perkins is filing solely in his capacity as a director of Tornabuoni Limited. The board of directors of Tornabuoni Limited may only act by unanimous vote. Mr. Perkins disclaims beneficial ownership of the Common Stock.

     (j) Hans Peter Schaer is filing solely in his capacity as a director of Tornabuoni Limited. The board of directors of Tornabuoni Limited may only act by unanimous vote. Mr. Schaer disclaims beneficial ownership of the Common Stock.

Item 5. Ownership of Five Percent or Less of a Class

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     See item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

05/10/06

(Date)

/s/ STEPHEN GREEN

(Signature)

as Attorney-in-Fact for
URPASIS INVESTMENTS LIMITED,
URVANOS INVESTMENTS LIMITED,
TBG HOLDINGS NV,
THYSSEN BORNEMISZA CONTINUITY
TRUST,
THYBO TRUSTEES LIMITED,
TORNABUONI LIMITED,
GEORG HEINRICH THYSSEN-
BORNEMISZA,
CLAUS HIPP,
DONALD S. PERKINS and
HANS PETER SCHAER

(Name/Title)

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

     IN ACCORDANCE WITH Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree (i) to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common stock, par value $.01 per share, of IHS Inc. and (ii) that this Joint Filing Agreement and Power of Attorney be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(2), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to know such information is inaccurate.

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. Sullivan and Stephen Green, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign such statement on Schedule 13G and any and all amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     This Joint Filing Agreement and Power of Attorney may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement and Power of Attorney as of this __ day of April, 2006.

URPASIS INVESTMENTS LIMITED		THYBO TRUSTEES LIMITED

By:	/s/	By:	/s/

	Name:		Name:
	Title:		Title:

URVANOS INVESTMENTS LIMITED		TORNABUONI LIMITED

By:	/s/	By:	/s/

	Name:		Name:
	Title:		Title:

TBG HOLDINGS NV		/s/

By:	/s/	GEORG HEINRICH THYSSEN-BORNEMISZA

	Name:	/s/
Title:
CLAUS HIPP
THYSSEN BORNEMISZA CONTINUITY TRUST
/s/
By:	/s/
DONALD S. PERKINS
Name:
	Title:	/s/

HANS PETER SCHAER